UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2026

Commission File Number: 001-42810

YD Bio Limited

12F., No. 3, Xingnan St.,

Nangang Dist.,

Taipei City 115001, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

 Entry Into a Strategic Partnership with YC Biotech Co., Ltd.

On February 24, 2026, YD Bio USA, Inc. (“YD Bio USA”), a subsidiary of YD Bio Limited (the “Company”), entered into a Master Strategic Alliance Agreement (the “Agreement”) with YC Biotech Co., Ltd. (“YC Biotech”), pursuant to which the parties established a strategic partnership to create a “Taiwan-U.S. Dual-Core” regulatory platform. This partnership will cover a broad range of projects involving the U.S. Food and Drug Administration (the “FDA”), including Investigational New Drug, New Drug Application, and Biologics License Application submissions.

Under the Agreement, YD Bio USA will serve as YC Biotech’s exclusive U.S. Agent and formal liaison with the FDA for YC Biotech’s Contract Research Organization clients in Asia. YC Biotech will lead project acquisition and technical execution for clients with U.S. regulatory requirements and provide support for regulatory submissions.

Issuance of Press Release

On February 25, 2026, the Company issued a press release announcing YD Bio USA’s entry into the Agreement, which is attached as Exhibit 99.1 to this Report on Form 6-K (this “Report”).

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-292554) to be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished. This Report, including Exhibit 99.1, shall not otherwise be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any other filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except as expressly set forth by specific reference in such filing.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe”, “may”, “intends”, “expect”, “pending”, “will” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations. Except as required by law, the Company disclaims any duty to update these forward-looking statements.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated February 25, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 26, 2026

YD BIO LIMITED

By:	/s/ Edmund Hen
Name:	Edmund Hen
Title:	Chief Financial Officer

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